For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        vpower@sears.ca

Sears Canada Announces Departure of Chief Financial Officer

TORONTO - April 15, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that E.J. Bird, Executive Vice-President and Chief Financial Officer (“CFO”), will be leaving the Company effective June 30, 2016. Mr. Bird has made this decision in order to pursue other opportunities. He assumed the role of CFO in March, 2013. A search by the Company is currently underway for a new Chief Financial Officer. Senior Vice-President, Finance, Billy Wong will work closely with Mr. Bird during this period of transition to help pave the way for a seamless changeover when a permanent CFO is named.

“E.J. has played an important role at Sears Canada over the past decade, including the last three years as a member of the Executive Leadership Team,” said Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. “From 2006 until 2013, as Chair of the Audit Committee and Lead Director, he held a significant position on the Board of Directors. Over the last three years, E.J. has served as our CFO and played a critical role in the development and execution of many of the Company’s strategic initiatives over that time. We thank him sincerely and wish him well in the future.”

“I want to thank the many associates throughout the Company as well as past and present members of the Board with whom I have had the pleasure of working,” stated Mr. Bird. “I believe the Company’s leadership is in strong hands and I look forward to seeing both the benefits from all the efforts underway to improve the Company’s business as well as the Company re-establishing a strong position in the Canadian retail landscape for years to come.”

Mr. Bird was appointed Executive Vice-President and Chief Financial Officer in June 2013 after serving in that role on an interim basis since March 2013. He joined the Board of Directors in May 2006 and stepped down from the Board in November 2013 shortly after taking on the internal role on a permanent basis. During his time on the Board, he served as Chairman of the Audit Committee for approximately seven years and was Lead Director for approximately six years.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 159 corporate stores, 125 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company offers shopping online at www.sears.ca and also publishes Canada's most extensive general merchandise catalogue.